As filed with the Securities and Exchange Commission on September 17, 2018

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1

To

Form N-8b-2

File No. 811-23095

Registration Statement of Unit Investment Trust

Pursuant to Section 8(b) of the Investment Company Act of 1940

ALAIA Market Linked Trust

(Name of Unit Investment Trust and Similar Series of Trusts)

☒ Not The Issuer Of Periodic Payment Plan Certificates

☐ Issuer Of Periodic Payment Plan Certificates

_________________

Exhibits

The following exhibits are filed herewith:

Exhibit A(6)(a)

Restated Certificate of Incorporation of Depositor.

Exhibit A(6)(b)

Amended and Restated Bylaws of Depositor.

Exhibit E

List of officers and directors of the Depositor.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, Beech Hill Securities, Inc., the Depositor of the registrant, has caused this Amendment No. 1 to the registration statement to be duly signed on behalf of the registrant in the City of New York and State of New York on the 17th day of September, 2018.

Alaia market linked trust

By:	Beech Hill Securities, Inc., as Depositor

	By:	/s/ Vincent Iannuzzi
		Name:	Vincent Iannuzzi
		Title:	Chief Executive Officer

Attest:

By:	/s/ Paul S. Cantor
Name: Paul S. Cantor
Title: Chairman